

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Carmine Stengone
Chief Executive Officer and President
Contineum Therapeutics, Inc.
10578 Science Center Drive, Suite 200
San Diego, California 92121

>   **Re: Contineum Therapeutics, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted February 15, 2024**
>   **CIK No. 0001855175**

Dear Carmine Stengone:

  We have reviewed your amended draft registration statement and have the following comment.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Business
Our PIPE-791 Phase 1 Healthy Volunteer Trial, page 122

1.   We note the newly included statement on page 123 that the primary and secondary objectives were "successfully characterized." Please revise to clarify whether this is intended to mean that the primary and secondary objectives were met.

   Please contact Ibolya Ignat at 202-551-3636 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Thacker, Esq.